Step 3

Your Simulated Results

Investment Return	Multiple on Invested Capital
—	—

Every share is entitled to 0.000009% of the athlete's potential future professional baseball earnings.

For illustrative purposes only. Results are not guaranteed.

Invest $1.71 / Share

Meet Tirso Ornelas



2025
MLB Debut

#11
Org. Prospect Rank

Birthdate	**03/11/2000 (25 years old)**
Birthplace	**Tijuana, BC, Mexico**
Organization	**San Diego Padres**
Team	**El Paso Chihuahuas**
Level	**Triple-A (AAA)**
Position	**Outfield (OF)**

2025 Stats

AB	AVG	HR	RBI	SB	OPS
182	.297	3	30	6	.798

Career Stats

AB	AVG	HR	RBI	SB	OPS
2908	.269	67	409	43	.761

Why I'm Raising Capital

Hi, my name is Tirso Ornelas and I've loved baseball for as long as I can remember. When I was 17, I signed with the San Diego Padres who play just over the Mexico-USA border from my hometown of Tijuana. Since then, I've worked hard every day to grow as a player.

I was blessed to be able to wear a Padres jersey for the first time in 2025, and I'm doing everything I can to get back to the big leagues and stay there. I've come a long way, but there's still a lot of work to do.

This journey takes focus, sacrifice, and support. A few years ago, I was driving for Door Dash just to help pay the bills. I'm raising money to help with things off the field so I can stay focused on giving everything I've got on the field. I love San Diego, and I want to make the fans proud.

Thank you for believing in me. If I achieve my big league goals, you will be right there with me, sharing in the glory.



Tirso Ornelas

Love Tirso's Story?

Enter your info to receive exclusive updates on his progress

First Name

Last Name

🇺🇸 +1 ▼ Enter phone number

Stay Updated ❤️

Video **Highlights**



What Everyone's Saying

[tweets]

Invest with Confidence

Regulation CF platform

Our offerings are powered by DealMaker, a secure, market-leading crowdfunding platform.

DEALMAKER

$450K+	400+	5000+
raised for athletes	investments	users

As of 6/1/2025

As seen in

yahoo!finance Sportico Los Angeles Times

Backed by

NORTH TEXAS ANGEL NETWORK DRAPER STARTUP HOUSE

FAQ

What types of securities are being sold?

What is a future earnings contract?

When does Finlete begin receiving earnings from the athlete? When do investors begin receiving dividends?

How long does Finlete receive earnings from the athlete?

View More

Join the Discussion

[Disqus plug-in]

FINLETE

Copyright 2025 © **Finlete Funding**, Inc

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational, or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

In order to receive perks from an investment, one must submit a single investment that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. Perks are expected to be issued upon the completion of the Offering. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.DealMakerSecurities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMakerSecurities LLC does not make investment recommendations.DealMakerSecurities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMakerSecurities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMakerSecurities LLC conducts Anti-Money Laundering, Identity, and Bad ActorDisqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMakerSecurities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer-related matters.